UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Pampa Energía S.A.
(Name of Issuer)

American Depositary Shares (“ADSs”), each representing 25 shares of common stock (“Common Stock”)
(Title of Class of Securities)

N/A
(CUSIP Number)

Romina Benvenuti Ortiz de Ocampo 3302 Building #4, C1425DSR Buenos Aires, Argentina Tel: (54-11) 4809-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2010
(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

CUSIP No. N/A	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Pampa Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 171,788,457
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 171,788,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,788,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON HC

CUSIP No. N/A	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Pampa F&F LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 171,788,457
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 171,788,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,788,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON HC

CUSIP No. N/A	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Dolphin Fund Management S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 171,788,475
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 171,788,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,788,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON HC

CUSIP No. N/A	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Consultores Fund Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 171,788,475
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 171,788,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,788,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON HC

CUSIP No. N/A	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Dolphin Inversora S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 171,788,475
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 171,788,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,788,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON HC

CUSIP No. N/A	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Marcelo Mindlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 27,220,691
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 171,796,646
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 27,220,691
WITH	10	SHARED DISPOSITIVE POWER 171,796,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,017,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This statement relates to the shares of common stock (“Common Stock”) and American Depositary Shares (“ADSs” and together with the share of Common Stock, the “Shares”), each representing 25 shares of Common Stock, of Pampa Energia S.A., a sociedad anonima organized under the laws of Argentina (the “Issuer”).

The address and principal executive office of the Issuer is Ortiz de Ocampo 3302, Building #4, C1425DSR, Buenos Aires, Argentina.

Item 2.  Identity and Background.

This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the persons listed below (the “Reporting Persons”).

(1)           Pampa Holdings LLC (“Pampa Holdings”) is a Delaware limited liability company.  The address of its principal business and principal office is 2711 Centerville Road, Suite 400 in the City of Wilmington, DE  19808. Pampa Holdings is a holding company whose primary investment is the Shares of the Issuer disclosed herein.  The Managing Member of Pampa Holdings is Pampa F&F.

(2)           Pampa F&F LLC (“Pampa F&F”) is a Delaware limited liability company.  The address of its principal business and principal office is 2711 Centerville Road, Suite 400 in the City of Wilmington, DE  19808.  Pampa F&F is a holding company whose sole investment is its interest in Pampa Holdings, through which it indirectly owns the Shares of the Issuer disclosed herein.   The Managing Member of Pampa F&F is Dolphin Fund Management S.A.

(3)           Dolphin Fund Management S.A. (“DFM”) is a sociedad anonima organized under the laws of the Republic of Uruguay.  The address of its principal business and principal office is Zabala 1422, Piso 2, Montevideo, Uruguay.  DFM is a holding company whose primary investments are the Shares of the Issuer disclosed herein and its interest in Pampa F&F LLC.

(4)           Consultores Fund Management Ltd. (“Consultores”) is an ordinary company organized under the laws of the Cayman Islands.  The address of its principal business and principal office is Regatta Office Park, West Bay Road, Grand Cayman KY1-1205, Cayman Islands.  Consultores is a holding company whose primary investment is its interest in DFM, through which it indirectly owns the Shares of the Issuer disclosed herein.

(5)           Dolphin Inversora S.A. (“DISA”) is a sociedad anonima organized under the laws of the Republic of Argentina.  The address of its principal business and principal office is Ortiz de Ocampo 3302, Edificio 4, Piso 4, Buenos Aires (C1425DSR), Argentina.  DISA is a holding company whose primary investment is its interest in Consultores, through which it indirectly owns the Shares of the Issuer disclosed herein.

(6)           Marcelo Mindlin is a citizen of Argentina.  Marcelo Mindlin is the Chairman of the Board, Chief Executive Officer and Chief Generation Manager of the Issuer.

The directors of each of DFM, Consultores and DISA are Marcelo Mindlin, Damian Mindlin and Gustavo Mariani.  None of the Reporting Persons has executive officers.

   None of the Reporting Persons nor, to the best of their knowledge, any of the directors DFM, Consultores or DISA has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 8 of 12 Pages

Item 3.   Sources and Amount of Funds or Other Consideration.

Each of the Reporting Persons that owns Shares directly, except Marcelo Mindlin, purchased its respective Shares with working capital contributed by its members or shareholders, as applicable.  Marcelo Mindlin purchased the Shares that he owns directly with personal funds.

Item 4.   Purpose of Transaction.

Each of the Reporting Persons purchases and sells Shares as market opportunities arise.  The transactions that are the subject of this Schedule 13D were executed in response to such market opportunities.

Item 5.  Interest in Securities of the Issuer.
(a) and (b).                      The Reporting Persons have, as of December 20, 2010, the following interests in the Shares:

	Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Pampa Holdings	171,788,457	13.1%	-0-	171,788,457	-0-	171,788,457
Pampa F&F	171,788,457	13.1%	-0-	171,788,457	-0-	171,788,457
DFM	171,788,475	13.1%	-0-	171,788,475	-0-	171,788,475
Consultores	171,788,475	13.1%	-0-	171,788,475	-0-	171,788,475
DISA	171,788,475	13.1%	-0-	171,788,475	-0-	171,788,475
Marcelo Mindlin	199,017,337	15.1%	27,220,691	171,796,646	27,220,691	171,796,646

To the knowledge of the Reporting Persons, (i) Gustavo Mariani, a director of DFM, Consultores and DISA, owns 461,432 Shares, or 0.04% of the outstanding Shares and has the sole power to vote and dispose of these 461,432 Shares, and (ii) Damian Mindlin, a director of DFM, Consultores and DISA, does not own any Shares.

(c)                      In the past sixty days, Pampa Holdings  has effected the following transactions in the Common Stock through brokers on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange):

Date of Transaction	Shares Sold	Price per Share (Ps.)	Broker
11/23/2010	140,000	2.44	SBS Sociedad de Bolsa
11/24/2010	953,214	2.59	Allaria Ledesma
11/25/2010	1,500,000	2.71	Allaria Ledesma
11/25/2010	2,000,000	2.73	SBS Sociedad de Bolsa
11/26/2010	1,000,000	2.79	Allaria Ledesma
11/26/2010	500,000	2.80	SBS Sociedad de Bolsa
11/29/2010	50,000	2.80	Raymond James
12/01/2010	325,000	2.83	Raymond James

In the past sixty days, Marcelo Mindlin has effected the following transaction in the Common Stock through a broker on the Bolsa de Comercio de Buenos Aires:

Date of Transaction	Shares Sold	Price per Share (Ps.)	Broker
10/18/2010	1,450,000	2.00	Allaria Ledesma
12/10/2010	2,000	2.44	Allaria Ledesma
12/15/2010	2,000	2.44	Allaria Ledesma
12/15/2010	2,000	2.54	Allaria Ledesma
12/16/2010	2,000	2.44	Allaria Ledesma
12/17/2010	517,000	2.44	Allaria Ledesma
12/17/2010	448,000	2.54	Allaria Ledesma

Page 9 of 12 Pages

In the past sixty days, Pampa Holdings has effected the following transactions in the ADSs through brokers on the New York Stock Exchange:

Date of Transaction	ADSs Sold	Equivalent Number of Shares	Price per ADSs (U.S. dollars)	Broker
11/15/2010	19,900	497,500	14.40	Bear Stearns
11/17/2010	31,200	780,000	13.65	Allaria Ledesma
11/18/2010	32,591	814,775	14.10	Bear Stearns
11/19/2010	74,446	1,861,150	14.24	Bear Stearns
11/23/2010	190,250	4,756,250	15.20	Bear Stearns
11/24/2010	95,000	2,375,000	16.08	Bear Stearns
11/24/2010	85,000	2,125,000	15.87	Raymond James
11/24/2010	133,600	3,340,000	16.39	Merrill Lynch
11/26/2010	137,000	3,425,000	17.42	Merrill Lynch
11/26/2010	50,000	1,250,000	17.50	Bear Stearns
11/29/2010	8,412	210,300	17.60	Merrill Lynch
11/30/2010	30,000	750,000	17.32	Bear Stearns
11/30/2010	45,590	1,139,750	17.31	Merrill Lynch
12/01/2010	63,000	1,575,000	17.74	Merrill Lynch
12/01/2010	25,000	625,000	17.75	Bear Stearns
12/01/2010	600	15,000	17.78	Lek Securities LLC
12/02/2010	10,000	250,000	18.00	Merrill Lynch
12/02/2010	50,000	1,250,000	17.90	Bear Stearns
12/02/2010	33,680	842,000	17.98	Lek Securities LLC
12/03/2010	13,500	337,500	18.19	Merrill Lynch
12/06/2010	1,289	32,225	18.11	Lek Securities LLC
12/06/2010	12,000	300,000	18.13	Merrill Lynch

In the past sixty days, DISA has effected the following transaction in the ADSs through a broker on the New York Stock Exchange:

Date of Transaction	ADSs Sold	Equivalent Number of Shares	Price per ADSs (U.S. dollars)	Broker
11/15/2010	30,600	765,000	14.35	Raymond James

In the past sixty days, DFM has effected the following transactions in the ADSs through brokers on the New York Stock Exchange:

Date of Transaction	ADSs Sold	Equivalent Number of Shares	Price per ADSs (U.S. dollars)	Broker
11/15/2010	172,299	4,307,475	14.35	Raymond James
11/16/2010	53,184	1,329,600	13.70	Raymond James

In the past sixty days, Marcelo Mindlin has effected the following transactions in the ADSs through brokers on the New York Stock Exchange:

Date of Transaction	ADSs Sold	Equivalent Number of Shares	Price per ADSs (U.S. dollars)	Broker
10/18/2010	40,000	1,000,000	12.47	Raymond James
10/18/2010	60,000	1,500,000	12.50	Raymond James
10/18/2010	13,600	340,000	12.65	Allaria Ledesma

Except as described above, no Reporting Persons has and, to the knowledge of the Reporting Persons, no director of DFM, Consultores or DISA has effected any transactions in the Shares or ADSs in the past sixty days.

Page 10 of 12 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Marcelo Mindlin from time to time sells call options for Shares of the Issuer on the Bolsa de Comercio de Buenos Aires.  From November 23, 2010 to November 30, 2010, Marcelo Mindlin sold call options on 8,787,000 Shares, or 0.7% of the outstanding Shares.  The exercise prices on the options ranged from Ps. 3.04 to Ps. 2.44.  From December 10 to December 17, 2010, pursuant to these options, Marcelo Mindlin sold 973,000 Shares of the Issuer.

On December 17, 2010, Marcelo Mindlin sold various call options for Shares of the Issuer on the Bolsa de Comercio de Buenos Aires.  Each of these options is exercisable by its respective holder on February 18, 2010.  The exercise prices on the options range from Ps. 2.94 to Ps. 2.74.  The total amount of Shares that Marcelo Mindlin could be required to sell pursuant to these options is 502,000 Shares, or 0.04% of the outstanding Shares.

Except as described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any director of DFM or DISA has entered into any contract, arrangement, understanding or relationship with respect to the securities of the Issuer.

Item 7.  Exhibits.

Exhibit 1	Joint Filing Agreement, dated December 20, 2010, among Pampa Holdings LLC, Pampa F&F LLC, Dolphin Fund Management S.A., Consultores Fund Management Ltd., Dolphin Inversora S.A. and Marcelo Mindlin.

Page 11 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2010

Pampa Holdings LLC

By: /s/ Marcelo Mindlin
Name: Marcelo Mindlin
Title: Director of the Managing Member

Pampa F&F LLC

By: /s/ Marcelo Mindlin
Name: Marcelo Mindlin
Title: Director of the Managing Member

Dolphin Fund Management S.A.

By: /s/ Marcelo Mindlin
Name: Marcelo Mindlin
Title: President

Consultores Fund Management Ltd.

By /s/ Marcelo Mindlin
Name: Marcelo Mindlin
Title: President

Dolphin Inversora S.A.

By: /s/ Marcelo Mindlin
Name: Marcelo Mindlin
Title: President

Marcelo Mindlin

/s/ Marcelo Mindlin

Page 12 of 12 Pages